SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 17 May 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                             Form 20-F |X| Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







May 17, 2007


         Rio Tinto and BP join forces to develop clean energy worldwide


BP and Rio Tinto today announced the formation of a new jointly-owned company, Hydrogen Energy, which will develop decarbonised energy projects around the world. The venture will initially focus on hydrogen-fuelled power generation, using fossil fuels and carbon capture and storage (CCS) technology to produce new large-scale supplies of clean electricity.


Decarbonised energy projects are based on the conversion of fossil fuel feedstocks such as coal, petroleum coke (a refinery by-product) or natural gas, to hydrogen and carbon dioxide gases, with the carbon dioxide being captured and sent for permanent storage in geological formations deep beneath the Earth's surface.


In power projects, the hydrogen would be used to fuel a gas turbine for generation of industrial-scale supplies of electrical power. Full integration with CCS technology would ensure that 90 per cent of the carbon dioxide which would otherwise have been emitted to the atmosphere would be safely captured and stored.


There is rapid worldwide development of new power generating capacity as older power stations are replaced and new plants built to meet growth in demand, particularly in the rapidly expanding economies of the developing world. According to the International Energy Agency, about two-thirds of the generating capacity that will be needed in the next 25 years has yet to be built. Much of the growth will be in countries where coal is abundant and so the fuel is expected to be a significant part of the energy mix.


The recent UN Intergovernmental Panel on Climate Change (IPCC) report into the potential to mitigate the effects of climate change recognised that reducing carbon dioxide emissions from power generation will be vital and that technologies such as CCS will have a key role in meeting the challenge. It also recognises the role of governments in putting in place appropriate regulatory and support mechanisms to enable this to happen.


Hydrogen Energy will benefit from the world-leading capabilities of both parent companies: Rio Tinto's expertise and world-class assets in coal extraction and supply; and BP's experience and expertise in chemical processing, low carbon power generation and carbon capture and storage.


Tom Albanese, Chief Executive, Rio Tinto, said: "Coal is a key part of Rio Tinto's energy business and we believe it has an essential role in generating clean power in the future. The investment we are making in Hydrogen Energy will allow us to deliver decarbonised energy and carbon capture and storage. Although initial projects may be based on non-coal feedstocks, they will be significant building blocks in the development of coal gasification on an industrial scale. Investing now means we will be well-placed to create value for shareholders from opportunities in the emerging clean power market."


Tony Hayward, BP group chief executive, said: "Projects such as these have the potential to help deliver the carbon emission reductions which companies and countries around the world are now seeking. This will only be possible if companies work together and work alongside governments. The combination of skills and experience which BP and Rio Tinto bring will allow us to accelerate the development and deployment of these important new technologies and projects."


Hydrogen Energy, whose final formation will be subject to regulatory approvals, will identify and secure opportunities for decarbonised energy projects worldwide, working with governments to determine appropriate policies and regulatory regimes, and develop and operate the assets, with partners where appropriate. The projects will typically use coal or petroleum coke as feedstock; although in some cases natural gas may be used.


The previously announced hydrogen-fuelled power projects in Peterhead, Scotland and Carson, California will become part of Hydrogen Energy. As part of the agreement, Rio Tinto will make a cash payment to BP of some $32million, subject to post-completion adjustments.


Hydrogen Energy will be headquartered in Weybridge in the south-east of England and will initially have a staff of 75 seconded from the parent companies. The chief executive of Hydrogen Energy was today named as Lewis Gillies, formerly head of BP's hydrogen power business and its chief financial officer as Peter Cunningham, formerly head of business evaluation for Rio Tinto.


Notes to editors:


  * Hydrogen Energy will be equally-owned by BP and Rio Tinto. Further information on the company can be found at: www.hydrogenenergy.com


  * BP, together with Scottish and Southern Energy, announced plans in June
    2005 for its first hydrogen power project, in Peterhead, Scotland. The planned project would use natural gas as a feedstock, generating some 475MW electricity and capturing and storing some 1.8 million tonnes of CO2 a year in the North Sea Miller oilfield. Injection of the CO2 into the oilfield would also increase recovery of oil from the reservoir by an estimated 50-60 million barrels. Engineering design for the project is complete and the partners hope the project will be able to take part in the competition the UK government has announced to select which such project should be supported. If the decision to go ahead with the project were taken at the beginning of 2008, it would be expected to be in commercial operation in 2011.


  * The second planned hydrogen power project, in Carson, California, USA would use petroleum coke as feedstock. In January 2006, BP and partner Edison Mission Group announced plans to develop the 500MW power project alongside BP's Carson refinery, about 20 miles south of Los Angeles. The project would capture some four million tonnes of CO2 a year and transport it for reinjection into geological formations in southern California for permanent storage. Subject to the successful outcome of engineering studies and appropriate policy being in place, it is anticipated the final investment decision could be taken in time for the plant to be operational by the end of 2012.


   Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed public company, and Rio Tinto Limited, which is listed on the Australian Stock Exchange. The Group finds, mines and processes the earth's mineral resources - metals and minerals essential for making thousands of everyday products that meet society's needs and contribute to improved living standards. The Group's major products include aluminium, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borates, titanium dioxide, salt and talc), and iron ore. Its activities span the world but are strongly represented in Australia and North America. There are also significant businesses in South America, Asia, Europe and southern Africa. For further information, see: www.riotinto.com


  * BP is one of the world's largest oil and gas companies with operations in more than 100 countries across six continents. The company's main businesses are exploration and production of oil and gas; refining, manufacturing and marketing of oil products and petrochemicals; transportation and marketing of natural gas; and a growing business in renewable and low-carbon power, BP Alternative Energy. BP's low carbon interests combined in BP Alternative Energy include: BP Solar; the company's fast growing interests in wind power; gas-fired power generation; and BP's interest in Hydrogen Energy. For further information see: www.bp.com and www.bpalternativenergy.com.


Further information:

LONDON                                   AUSTRALIA

Media contacts:

BP                                       BP

David Nicholas                           Jamie Jardine

Office: +44 (0)20 7496 4708              Office: +61 (0)3 9268 3534

Mobile: +44 (0)7831 095541               Mobile: +65 9295 0887


Rio Tinto                                Rio Tinto

Nick Cobban                              Ian Head

Office: +44 (0) 20 8080 1305             Office: +61 (0) 3 9283 3620

Mobile: +44 (0) 7920 041003              Mobile: +61 (0) 408 360 101

Christina Mills

Mobile: +44 (0)7825 275605


Investor relations contacts:

BP

Nick Wayth

Office: +44 (0)20 7496 4638


Rio Tinto                                Rio Tinto

Nigel Jones                              Dave Skinner

Office: +44 (0)20 7753 2401              Office: +61 (0) 3 9283 3628

Mobile: +44 (0)7917 227 365              Mobile: +61 (0) 4 0833 5309

David Ovington                           Susie Creswell

Office: +44 (0)20 7753 2326              Office: +61 (0) 3 9283 3639

Mobile: +44 (0)7920 010 978              Mobile: +61 (0) 4 1893 3792


                                    - ENDS -






                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)


Dated: 17 May 2007                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary